UnionBanCal Corporation

400 California Street

San Francisco, CA 94104-1302

March 11, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that UnionBanCal Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 11, 2013.

Respectfully submitted,

UnionBanCal Corporation

By:	/s/ Morris W. Hirsch
Name:	Morris W. Hirsch
Title:	Senior Executive Vice President and General Counsel